Exhibit 8

  Crowe Chizek and Company LLC

  Member Horwath International

January 6, 2006

Board of Directors

CenterState Banks of Florida, Inc.

Winter Haven, Florida

Board of Directors

CenterState Bank Mid Florida

Leesburg, Florida

Re:	Certain federal income tax consequences of the Agreement and Plan of Merger by and among CenterState Banks of Florida, Inc., CenterState Interim Bank, and CenterState Bank Mid Florida.

Dear Sir(s):

You have requested our opinion with respect to certain federal income tax consequences of the proposed acquisition of CenterState Bank Mid Florida (“Target”), a Florida corporation, by CenterState Banks of Florida, Inc. (“Acquiring”), a Florida corporation, and Center State Interim Bank (“Acquisition Corp”), a Florida corporation and wholly owned subsidiary of Acquiring, pursuant to the Agreement and Plan of Merger (the “Agreement”) dated as of the 30th day of September, 2005.

The Agreement provides that Crowe Chizek and Company LLC will provide a tax opinion regarding certain federal income tax consequences of the proposed acquisition. We have made such inquiries and have examined such documents and records as we have deemed appropriate for the purpose of this opinion. As of the date of this opinion, we have not requested or received written representations from Target or Acquiring. We will rely upon the statements of fact contained in the examined documents, particularly the Agreement. We also have assumed the authenticity of all signatures, the legal capacity of all natural persons and the conformity to the originals of all documents submitted to us as copies. Each capitalized term used herein, unless otherwise defined, has the meaning set forth in the Agreement. We have assumed that the transaction will be consummated strictly in accordance with the terms of the Agreement. The Agreement (including exhibits) and the Form S-4 filed with the Securities and Exchange Commission contain detailed descriptions of the parties to the acquisition

PROPOSED TRANSACTION

Subject to and upon the terms and conditions of the Agreement and under the applicable laws of the State of Florida, Target will merge with and into Acquisition Corp., the separate existence of Target shall cease, and Acquisition Corp. will continue as the surviving corporation (the “Merger”). Upon completion of the Merger, Acquisition Corp. will continue the operations of Target and will change its name to CenterState Bank Mid Florida.

Board of Directors

CenterState Banks of Florida, Inc.

CenterState Bank Mid Florida

January 6, 2006

For the reasons set forth in the Agreement, the Board of Directors of Acquiring has concluded that the Merger is in the best interests of Acquiring and its shareholders, and the Board of Directors of Target have concluded that the Merger is in the best interests of Target and its shareholders.

At the Merger Effective Date, holders of each share of par value common stock of Target will be entitled to receive consideration of fourteen dollars and fifty cents ($14.50) from Acquiring, comprised of four dollars and thirty-five cents ($4.35) cash and a fraction of a share of Acquiring common stock equal to the quotient obtained by dividing $10.15 by the average closing price of Acquiring common stock for the ten trading days ending on the fifth business day immediately preceding the closing of the Merger.

Cash will be issued in lieu of any fractional share interest. Dissenting shareholders of Target will receive cash in an amount equal to the fair value of the shares.

Any shares of Target common stock held in the treasury of Target will be cancelled and retired upon consummation of the Merger, and no consideration will be delivered in exchange for those shares.

OPINION

Solely based on the foregoing facts, and our consideration of such other questions as we have deemed necessary or appropriate for such purposes, and based on the assumption that the proposed Merger is consummated in accordance with the terms of the Agreement, we are of the opinion that, under current United States Federal income tax laws and regulations, including official interpretations thereof, in effect as of the date hereof:

(1)	The Merger will constitute a reorganization for Federal income tax purposes within the meaning of Section 368(a)(1)(A) and (a)(2)(D) of the Internal Revenue Code of 1986, as amended ("Code"). Acquiring, Acquisition Corp and Target will each be a "party to a reorganization" as that term is defined in Code Section 368(b).

(2)	No gain or loss will be recognized by Acquiring, Acquisition Corp or Target in connection with the Merger.

(3)	No gain or loss will be recognized by Target on the distribution of Acquiring common stock to the holders of Target common stock (Code Section 361(a)).

(4)	The gain, if any, realized by a Target shareholder who received both shares of Acquiring common stock (including any fractional share interest) and cash in exchange for their Target common stock will be recognized. The gain recognized will be the lesser of (i) the excess of the sum of the amount of cash and the fair market value of common stock received over the shareholder’s adjusted basis in the stock surrendered or (ii) the amount of cash received by the shareholder (Code Sections 354(a)(1) and 356(a)(1)). If the exchange has the effect of the distribution of a dividend (determined with the application of Section 318(a)), then the amount of gain recognized that is not in excess of the shareholder's ratable share of undistributed earnings and profits will be treated as a dividend (Code Section 356(a)(2)). The determination of whether the exchange has the effect of the distribution of a dividend will be made in accordance with the provisions and limitations of Code Section 302. No loss will be recognized by a Target shareholder on the receipt of Acquiring common stock and cash in exchange for Target common stock (Code Section 356(c)).

Board of Directors

CenterState Banks of Florida, Inc.

CenterState Bank Mid Florida

January 6, 2006

(5)	If a cash payment is received by a shareholder of Target in lieu of a fractional share interest of Acquiring common stock, the cash payment will be treated as received by the shareholder as a distribution in redemption of that fractional share interest and will be treated as a distribution in full payment in exchange for the fractional share redeemed, subject to the provisions and limitations of Code Section 302. Revenue Ruling 66-365 (1966-2 CB 116).

(6)	The cash received by a shareholder of Target in connection with the exercise of a dissenter’s rights will be treated as a distribution in redemption of Target common stock held by the shareholder, subject to the dividend provisions of Code Section 302. If the shareholder has no further connection with Acquiring or Target after the Merger, the distribution would generally not be treated as a dividend. If the distribution is not a dividend under Code Section 302, the shareholder will recognize gain or loss equal to the difference between the cash received and the adjusted basis in the Target common stock surrendered. Such gain or loss will be capital in nature if the Target common stock was held as a capital asset pursuant to Code Section 1221. If the distribution is treated as a dividend, the shareholder will recognize ordinary income on the distribution, which may be eligible for a reduced tax rate if the shareholder meets certain holding period requirements.

(7)	The aggregate tax basis of the Acquiring common stock received by a Target shareholder in exchange for Target common stock will be the same as the aggregate tax basis of the Target common stock that was exchanged therefore, decreased by the amount of cash received (other than cash received in lieu of fractional shares), and increased by any gain recognized on the exchange (Code Section 358(a)).

(8)	The holding period for the shares of Acquiring common stock received by a Target shareholder will include the holding period for the Target common stock exchanged in the Merger, provided the shares of Target common stock were held as capital assets at the Merger Effective Date (Code Section 1223(1)).

(9)	The tax basis of the assets of Target held by Acquisition Corp immediately after the Merger will be the same as the basis of such assets held by Target immediately prior to the Merger (Code Section 362(b)).

(10)	The holding period of the assets of Target held by Acquisition Corp immediately after the Merger will include the period during which such assets were held by Target immediately prior to the Merger (Code Section 1223(2)).

(11)	No gain or loss will be recognized by Acquiring, Acquisition Corp or Target as a result of Acquisition Corp changing its name to CenterState Bank Mid Florida following the Merger (Code Section 368(a)(1)(F)).

LIMITATIONS OF OPINION

Our opinion expressed herein is based solely upon current provisions of the Code, including applicable regulations thereunder, and current judicial and administrative authority. Any future amendment to the Code or applicable regulations, or new judicial decisions or administrative interpretations, any of which

Board of Directors

CenterState Banks of Florida, Inc.

CenterState Bank Mid Florida

January 6, 2006

could be retroactive in effect, could cause us to modify our opinion. Our opinion is not binding on the Internal Revenue Service, and the Internal Revenue Service could disagree with the conclusions reached in the opinion. In the event of such disagreement, there can be no assurance that the Internal Revenue Service would not prevail in a judicial proceeding, although we believe that the positions expressed in our opinion would prevail if the matters were challenged.

Our opinion may not be applicable to certain Target shareholders in light of their particular circumstances, such as shareholders who: (1) are dealers in securities; (2) are insurance companies or tax-exempt organizations; (3) hold their shares as part of a hedge, straddle or other risk reduction transaction; or (4) acquired Target common stock through the exercise of stock options or otherwise as compensation.

No opinion is expressed under the provisions of any of the other sections of the Code including applicable regulations which may also be applicable thereto, or to the tax treatment of any conditions existing at the time of, or effects resulting from, the transactions which are not specifically covered by the opinion set forth above.

If any fact or assumption contained in this opinion letter changes, it is imperative we be notified to determine the effect, if any, on the conclusions reached herein.

We hereby consent to the reference to Crowe Chizek and Company LLC under the heading “Federal Income Tax Consequences” in the Form S-4, Registration Statement under the Securities Act of 1933, and to the filing of this opinion as an exhibit thereto.

Respectfully submitted,

Crowe Chizek and Company LLC

Ft. Lauderdale, Florida